[LETTERHEAD OF ENCORE BANCSHARES, INC.]

June 23, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Encore Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 16, 2009
File No. 001-33598

Ladies and Gentlemen:

The purpose of this letter is to set forth the response of Encore Bancshares, Inc. (the “Company”) to your letter dated May 27, 2009 to L. Anderson Creel, Executive Vice President and Chief Financial Officer of the Company, setting forth the comments of the Division of Corporate Finance (the “Staff”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008. For your convenience, we have repeated the Staff’s comments and used the section headings and numbering used by the Staff in its letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Delinquent and Nonperforming Assets, page 56

1.	We note your disclosure here and in your March 31, 2009 Form 10-Q regarding the increase in non-performing loans. Further, we note the increase is primarily attributable to residential construction loans in Houston and commercial real estate loans in Florida. Given the significant increase during 2008 (approximately $17 million) and the first quarter of 2009 (approximately $3 million), please tell us and revise your future filings to provide the following additional information regarding these loans:

United States Securities and Exchange Commission

June 23, 2009

•	Discuss whether the increase in non-performing loans relates to a few large credit relationships or several small credit relationships or both; and
•	If a few large credit relationships make up the majority of your non-performing loans, discuss those relationships in detail, including:

o	General information about the borrower (i.e., residential homebuilder, commercial or residential land developer, etc.)
o	The type of collateral securing the loan;
o	The amount of total credit exposure outstanding;
o	The amount of the allowance allocated to the credit relationship; and
o	Provide additional information supporting the allowance for loan loss for each credit.

•	Provide us with your proposed future disclosure.

In response to the Staff’s comment and after further review of this topic, in applicable future filings, the Company will include more detailed information regarding any significant increase in nonperforming loans. This information will supplement the Company’s existing disclosure with respect to delinquent and nonperforming assets.

The information the Company proposes to include in its future filings, as applicable, will provide a level of disclosure substantially similar to the information set forth below, which is presented as an addition to the “Delinquent and Nonperforming Assets” section of the Company’s Form 10-K for the fiscal year ended December 31, 2008.

“Nonperforming assets were $34.0 million, $14.2 million, and $9.7 million as of December 31, 2008, 2007, and 2006. Our ratio of nonperforming assets to total loans and investment in real estate was 2.78% and 1.30% as of December 31, 2008 and 2007. Nonperforming loans were $31.2 million, $13.4 million and $9.5 million as of December 31, 2008, 2007 and 2006. A significant portion of nonperforming loans at these dates were commercial loans, which includes commercial, commercial real estate and real estate construction.

Commercial nonperforming loans aggregated $26.8 million as of December 31, 2008 compared with $10.5 million as of December 31, 2007. The substantial majority of the increase was due to seven lending relationships which accounted for 72% of commercial nonperforming loans as of December 31, 2008. All of such loans were classified as nonperforming during 2008. The following is a summary of these relationships:

United States Securities and Exchange Commission

June 23, 2009

Commercial

•	$3.0 million to a plaintiff law firm in Houston. The loan is secured by receivables and potential case settlements.
•	$1.0 million to a high net worth entrepreneur in Houston to be used for investment purposes.

Commercial Real Estate

•	$4.0 million to a developer for a commercial real estate loan secured by residential lots and wet boat slips in Florida.
•	$3.0 million to a physician/entrepreneur for a land loan in Florida, which was originally intended for multi-family development.
•	$1.1 million to a developer for a commercial real estate loan secured by a property in Florida with five office/warehouse units.

Real Estate Construction

•	$4.8 million to a professional for a single family residential construction loan in Houston to be occupied by the owners as their primary residence.
•	$2.4 million to a home builder for four residential construction loans in Houston. The homes were built without an identified buyer.

Commercial nonperforming loans were $10.5 million as of December 31, 2007. The largest component of nonperforming loans at that date consisted of a $6.3 million commercial loan to a Houston law firm, which was resolved in the second quarter of 2008.

Loans 90 days past due or more and still accruing were $646,000 at December 31, 2008, compared with $2.2 million at December 31, 2007. Investment in real estate was $2.8 million at December 31, 2008, compared with $835,000 at December 31, 2007, a $1.9 million increase due primarily to repossession of residential real estate in Houston.

United States Securities and Exchange Commission

June 23, 2009

The following table presents the nonperforming loans by loan category and the specific allocation of the allowance for loan losses with respect to such loans:

	December 31, 2008		December 31, 2007
	Outstanding Balance	Specific Allocation of Allowance	Outstanding Balance	Specific Allocation of Allowance
	(dollars in thousands)
Commercial	$5,643	$4,267	$7,864	$2,581
Commercial real estate	11,166	1,628	—	—
Real estate construction	9,975	1,393	2,662	—

Total commercial	26,784	7,288	10,526	2,581

Residential real estate and home equity	4,332	—	2,701	—
Consumer	61	—	164	—

Total consumer	4,393	—	2,865	—

Total nonperforming loans	$31,177	$7,288	$13,391	$2,581

As discussed under “-Allowance for Loan Losses,” when management’s measured value of an impaired loan is less than the recorded investment in the loan, the amount of the impairment is recorded as a specific reserve. The specific reserves are determined on an individual loan basis based on our current evaluation of loss exposure for each credit, given the payment status, financial condition of the borrower and value of any underlying collateral. The amount of specific reserves can change from period to period as a result of changes in the circumstances of individual loans such as charge-offs, pay-offs, changes in collateral values or other factors. Notwithstanding the specific allocations of the allowance for loan losses, the total allowance is available to absorb losses from any segment of loans.”

Executive Compensation, page 77

2.

Your discussion of the Performance Incentive Plan indicates that certain performance targets were used to establish annual bonus compensation. You refer repeatedly to “target award values” and list a series of “performance

United States Securities and Exchange Commission

June 23, 2009

measures” for each of the named executives. Please disclose the specific targets for those measures insofar as they can be quantified, so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance.

We note your statement of belief on page 24 of the company’s proxy statement that the specific metrics used in this process are confidential. If you believe that disclosure of these targets is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

We note your statement that the specific metrics are not material to understanding the operation of the short-term incentive bonuses or the PIP. However, the staff believes that this information is material to understanding the reasons for the specific awards granted the named executive officers, in this case Mr. D’Agostino.

In response to the Staff’s comment and after further review of this topic, in future proxy statements and any other applicable filings, the Company will include information concerning the specific historical performance targets for the preceding fiscal year with respect to the performance measures, other than personal objectives, used to establish the annual incentive bonus compensation for the named executive officers. The performance measures, as set forth in the Company’s Performance Incentive Plan, include corporate or business unit profitability (varies based on the officer’s position), return on assets, net interest margin and efficiency ratio. The criteria with respect to personal objectives is at the discretion of the compensation committee based on various factors, including customer acquisition and service, organizational teamwork, leadership and strategic alignment. Upon submission of the results of the Company’s performance from the preceding year, the compensation committee evaluates such performance compared with the specific performance targets and retains discretion as to the effects of extraordinary circumstances and performance outcomes. If the Company’s performance results in payments under the Performance Incentive Plan, a portion of the payments will be in the form of a short-term cash award and a portion will be in the form of a long-term equity based incentive award.

Based on the Company’s performance relative to the specific historical performance targets for the year ended December 31, 2008, the Company did not pay any bonus to a named executive officer for such period.

United States Securities and Exchange Commission

June 23, 2009

This information will supplement the Company’s existing disclosure with respect to the short-term incentive bonus, the long-term equity based incentive compensation and the Performance Incentive Plan. The Company will also remove the disclosure under the heading “Confidentiality of Performance Measures” in future applicable filings.

Form 8-K filed 04/24/2009

3.	We note your presentation of “tangible book value per share” and “tangible common equity to tangible assets” in this Form 8-K. Further we note your presentation of “return on average tangible common equity” in your December 31, 2008 Form 10-K. These ratios appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP ratios in the future, the staff notes the following:

•

To the extent these ratios are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the ratios as non-GAAP measures and complying with all of the disclosure requirements.

•

To the extent that you plan to disclose these ratios in future Item 2.02 Form 8-Ks, you should provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

•

To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most closely comparable GAAP measure.

In reviewing the Staff’s comments, management believes the use of “tangible book value per share,” “tangible common equity to tangible assets” and “return on average tangible common equity” provides information useful to investors in understanding the Company’s underlying operational performance, its business and performance trends, and facilitates comparisons with the performance of others in the financial services industry. In addition, use of these ratios is consistent with the method of calculating Tier 1 risk-based capital ratios under applicable bank regulatory guidelines, which require that such ratios exclude goodwill and other intangible assets.

Accordingly, to the extent the Company discloses such financial measures in future filings with the Commission, the Company will label the measures as non-GAAP financial measures and will comply with all of the requirements with respect to disclosure of non-GAAP financial measures.

United States Securities and Exchange Commission

June 23, 2009

In connection with this response letter with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and (iii) the Staff’s position is that the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information regarding this letter, please contact me at (713) 787-3100.

Very truly yours,

/s/ L. Anderson Creel
L. Anderson Creel
Executive Vice President and Chief Financial Officer